

PEOPLE PRODUCTS INVESTMENTS

Strength in Numbers

ANNUAL REPORT 2002

CORPORATE MISSION

Graco's mission is to generate sustained profitable growth to benefit its customers, employees, shareholders and communities. We will be the world's leading supplier of fluid management products and packages in the markets we target.

CORPORATE VISION

We will grow revenues by 10% and net earnings by 12% per year. We will grow our sales more significantly outside North America and in new markets, and with new products and improved business processes. Graco's goal is to have at least 30% of each year's revenues from new products introduced in the last three years and to have at least 5% of each year's revenues from sales in markets entered in the last three years. We will actively pursue focused strategic acquisitions where we can add significant value.

CORPORATE PROFILE

Founded in 1926, Graco is a world leader in fluid handling systems and components. Graco products move, measure, control, dispense and spray a wide range of fluids and viscous materials used in vehicle lubrication, commercial and industrial settings. The Company's success is based on its unwavering commitment to technical excellence, world-class manufacturing and unparalleled customer service. Working closely with specialized distributors, Graco offers products, packages and technology which set the quality standards in a wide range of fluid handling applications, including spray finishing and paint circulation, lubrication, sealants and adhesives and power application equipment for contractors. Graco's ongoing investment in fluid management and controls will continue to provide innovative solutions to a diverse global market. The Company has its corporate headquarters in Minneapolis, Minnesota, and has approximately 1,700 employees worldwide. Graco common stock (ticker symbol: GGG) is listed on the New York Stock Exchange.



GRACO CORPORATE OFFICERS

FRONT ROW LEFT TO RIGHT

Mark W. Sheahan
Vice President and Treasurer

David A. Roberts
President and Chief Executive Officer

Charles L. Rescorla
Vice President, Industrial/Automotive Equipment Division

Fred A. Sutter
Vice President, Asia Pacific and Latin America

Karen P. Gallivan
Vice President, Human Resources

Patrick J. McHale
Vice President, Manufacturing and Distribution Operations

Dan A. Christian
Vice President and Chief Information Officer

James A. Graner
Vice President and Controller

BACK ROW LEFT TO RIGHT

D. Christian Koch
Vice President, Lubrication Equipment Division

Dale D. Johnson
Vice President, Contractor Equipment Division

Robert M. Mattison
Vice President, General Counsel and Secretary

Not pictured:
David M. Lowe
Vice President and General Manager, European Operations

To Our Shareholders

Introductory Summary

We are pleased to report record net earnings of $75.6 million in 2002, a 16 percent increase from last year. Earnings per share improved by 14 percent to $1.57 per share. Graco is known for generating superior cash flow and 2002 was no exception; cash flow from operations and free cash flow were also records at $95.7 million and $83.4 million, respectively. These results are especially pleasing given our modest revenue growth of 3 percent, reflecting the ongoing soft economic conditions for Graco and its industry, particularly in our North American Industrial/Automotive and Lubrication Equipment businesses.

Our stock price increased by 10 percent in 2002 at a time when most of the major stock indices declined. Shareholders who invested $100 in Graco stock at the end of 1997 had $286 at the end of 2002, with dividends reinvested. By comparison, the same $100 invested in the S&P 500 Index or the Dow Jones Factory Equipment Index would have been worth $97 and $56, respectively.

2002 Business Review

Industrial/Automotive Equipment Division

The world's major economies remained weak in 2002, with little underlying growth being the norm in most markets. Nonetheless, we are confident that we maintained or increased our marketshare. For the year sales were up 2 percent, reflecting an ongoing uncertain environment, particularly in the United States, where industrial production and capacity utilization remained weak. There was very little underlying growth in Europe but we reported an increase in sales due to a stronger euro, successful new product introductions and added distribution. In Asia Pacific, new product introductions, higher demand for technology products, and new automotive installations helped to drive incremental sales gains.

Value of $100 Invested in 1997


$300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002
Graco
S&P 500
Dow Jones Factory Equipment

Growth in 2002


16%
14%
12%
10%
8%
6%
4%
2%
0%
Sales
Operating Expenses
Operating Profit
Net Earnings
Earnings Per Share

Contractor Equipment Division

The beginning of 2002 started slowly for our Contractor Equipment Division, but by March sales began to increase. Low interest rates fueled the strongest year for housing starts since 1986, making it another robust market for new product introductions. For the year sales were up 6 percent with gains in all regions. In the Americas, sales were higher in both the paint store and the home center channels. In both Europe and the Asia Pacific region, we experienced sales increases through successful new product introductions and the addition of sales outlets, including a warehouse that we opened in China last April.

Lubrication Equipment Division

Our Lubrication Equipment Division had a difficult year in 2002. Revenue was down 7 percent, due to some large equipment installations in 2001 that were not repeated this year. The Lubrication market is mature, making revenue growth a challenge. Nonetheless, we believe that there are still good opportunities to increase sales through new products and global expansion. During the fourth quarter, we introduced an innovative fluid management system called Matrix™ that we believe will help improve our 2003 sales.

Corporate Vision and Growth Strategies

To achieve our Vision of 10 percent annual revenue growth and 12 percent net earnings growth per year, we continue to pursue four growth strategies: developing new products, expanding distribution, entering new markets and making strategic acquisitions.

New Products

We develop new products with a return-on-investment mentality, focusing on projects that drive incremental sales gains and/or protect our leading market positions. Our customers demand products that improve their productivity, eliminate waste, or otherwise improve their work processes. We spend considerable time and money determining our customers' needs and developing superior quality products that deliver real value. Our objective is to generate 30 percent of our annual revenue from products that have been introduced during the past three years. In 2002, we exceeded this objective, with 41 percent of our revenue coming from new products.

Distribution

We continue to add coverage and improve the effectiveness of our global distribution channel. We seek to identify and fill gaps in coverage with distributors who are capable of representing our product line. Ongoing support is provided to distributors through superior customer service, sales support, technical assistance, training and marketing programs. In 2002 China was a major focus for expansion. In April, we opened a new warehouse facility in Shanghai to provide distributors with the local inventory and support required for growth. We also expanded our distribution coverage in Europe, and in North America, we reorganized our Industrial/Automotive sales group to better serve our customers' needs.

New Markets

It is our goal to generate at least 5 percent of each year's sales from markets that were entered in the last three years. We have criteria for determining whether a given market is attractive and should be pursued. Again, these criteria were developed with a return-on-investment mentality. Before new capital is committed, management must be convinced that the opportunity is real and that Graco has a high potential to succeed. We look for new markets that leverage Graco's strengths, including manufacturing, product development, global distribution and management discipline. This year we introduced new Industrial/Automotive products that moved us into the market for application of fast-set foams and polyureas.

Strategic Acquisitions

It is our goal to have strategic acquisitions contribute to our overall growth. We will pursue acquisition opportunities that strengthen or expand our existing market positions or allow us to participate in new markets that are attractive for clearly stated reasons. In the later part of 2001 and early in 2002, the management team completed a "field of view" study of our markets. While this study afforded us a broader spectrum of acquisition candidates, our strategic focus did not change. We continue to look for acquisition candidates that will allow us to add value by leveraging our strengths.

Executive Team and Board of Director Changes

In December, we hired a new Vice President of Human Resources, Karen Park Gallivan. Karen is an attorney who turned her attention to Human Resources approximately 10 years ago. She has solid HR experience and we are excited about the experience that she brings to Graco.

In November of 2002, George Aristides resigned from the Graco Board of Directors after spending 28 years with the Company. George is a man of vision who laid the foundation for Graco to be the high-performing company it is today. His tireless dedication to continuous improvement created shareholder value and returns that are unparalleled in the manufacturing sector. George may have retired, but his entrepreneurial spirit lives on. The management team is committed to delivering exceptional returns and creating future shareholder value.

In Summary

While cautiously optimistic about 2003, I am excited about the potential the year holds. We have a number of new products that will help us improve our leadership role in product technology. We are well on our way to finalizing the specialization of our Industrial/Automotive sales organization, which we think is an important step to realizing growth in the industrial market place. Although the European economy appears to be weakening, particularly in Germany and France, a stronger euro should help us in 2003. Our opportunities in Asia are many and we have Asia-specific strategies that will position Graco to grow in the region during the next decade. If the economy rebounds early in 2003, we could enjoy a very good year. If the economy recovers slowly, the Graco management team is ready to deliver the results our shareholders have grown to expect.

David A. Roberts

David A. Roberts
President and Chief Executive Officer



Graco at a Glance

Industrial/Automotive Division

Graco's Industrial/Automotive Equipment segment focuses its product design and marketing efforts on four key areas of application: sealants and adhesives, process, liquid finishing and protective coatings. The markets served include firms that manufacture, assemble and repair automobiles and components, wood products, railcars, ships and other marine equipment, aircraft and other aerospace equipment, farm and construction equipment, truck, bus and recreational vehicles, and approximately thirty other industries.

Contractor Equipment Division

Graco's Contractor Equipment segment designs and markets sprayers for the application of paint and other architectural coatings, and for the high-pressure cleaning of equipment and structures. The segment offers its equipment to distributors selling to Contractors in the painting, roofing, texture, corrosion control and line striping markets. They also offer equipment which gives Contractors the opportunity to produce a high quality finish at high production rates with sprayers that are durable and easy to use.

Lubrication Equipment Division

Graco's Lubrication Equipment segment designs and markets products for the lubrication and maintenance of vehicles and other equipment. The markets for the segment's products include fast oil change facilities, service garages, fleet service centers, automobile dealerships, and industrial lubrication. The purchase of vehicle lubrication equipment is often funded by major oil companies for their customers as a marketing tool.

5-Year Sales History


$ 500
450
400
350
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
Lubrication Equipment
Industrial/Automotive Equipment
Contractor Equipment
Combined

$ in Millions

PRODUCTS

Pumps and Sprayers
- Air, electric, gas and hydraulic
  - –Transfer fluids to dispense & spray

Controls
- Electronic and mechanical fluid control
  - –Manage flow, pressure & mixing

Applicators
- Automatic and manual dispense valves and spray guns
  - –Spray or dispense fluids

Accessories
- Fittings, regulators, hoses, etc.
  - –Auxiliary components for complete product solutions

MARKETS SERVED

Industrial Equipment Division
- Aerospace
- Automotive / Truck Assembly & Feeder Plants
- Chemical Process Industry
- Farm and Construction Equipment
- General Industrial Assembly
- Marine
- Mining Industry
- Rail
- Wood

Contractor Equipment Division
- Painting and Specialty Contractors
- Ceiling and Wall Texture
- Remodeling
- Line Striping

Lubrication Equipment Division
- Automobile Dealerships
- Fast Oil Change Facilities
- Fleet Service Centers
- Industrial Lubrication



Since Graco was founded more than 76 years ago, the Company's success is the result of visionary employees who use innovation and technology to effectively serve their customers.

Graco's Matrix development team relied on employees from Engineering, Marketing, Technical Services, Manufacturing, Communications and Training to successfully launch the product. Among the team members are: left to right (back row) Mike Marshik, Steve Knop, Gene Thury, Dave Lorden, (front row) Ken Krieter and Mark King.



The Matrix™ Total Fluid Management System is the ultimate wireless, metering, tracking and delivery system for the lubrication professional.

Maximizing
Core
Strengths



People

DELIVERING RESULTS

Customer requirements drive Graco's growth. The Company's success depends on its ability to develop, license, acquire and sell products that its customers desire. To be successful in this regard, Graco emphasizes forming solid and lasting relationships. The Company's employees, customers, suppliers and channel partners are all critical to ensuring Graco's future growth.

Employees

The ever-changing competitive environment in which Graco participates places high demands on its most important asset – its 1,700 employees. Graco employees design, manufacture and market its leading edge products and are also involved in training, service and sales. From Factory Assemblers who are designing new procedures to increase production in their work areas to Product Managers seeking new products and markets for the Company's equipment, Graco employees around the world are developing their skills and increasing their knowledge to meet the changing demands of the marketplace.

Percentage Sales By Region


70%
60%
50%
40%
30%
20%
10%
0%
Asia Pacific
Europe
Americas

Distributors

Graco provides products, training and technical support to 8,000 distributors and 1,500 retail locations around the world. These distributors supply fluid management equipment and expertise to Industrial/Automotive, Lubrication and Contractor customers. Graco is making investments to support the expansion of distribution globally. North American distribution is being optimized through specialization and targeted additions to reach more end users. The expertise our distributors bring to the sale of our products is a major driving force behind our success.



Whether defining needs, developing products, improving quality or capitalizing on trends, Graco employees react to the changes in today's marketplace to set the Company apart from its competition.

The development of Graco's new Reactor Plural Component Proportioner was accomplished by a number of teams lead by: left to right Mike Soper, Mike Sebion, Kevin Stamets, Brian Zumbolo, Dan Kvinge and Doug Zittel.


REACTOR

Applying insulation and high-performance coatings in residential and industrial construction is no problem for Reactor F-XP™ Plural-Component Proportioner.

Strengthening the Brand



Products

BRAND RECOGNITION

Graco's strong brand recognition and leading market positions are key indicators of the investments the Company has made in new product development and world-class manufacturing. Quality products, superior customer service and dedicated Distributors worldwide contribute to Graco's success as a global leader in supplying state-of-the-art fluid handling systems and equipment.

New Product Development

Graco believes that to compete in today's global markets it must meet and exceed its customer requirements. To accomplish this, the Company is making significant investments in research and development. In 2002, Graco invested more than $18 million in product development and 41 percent of the Company's sales were from products that were introduced within the last three years (chart at right). Developing innovative new products that deliver solutions to its customers is a strategy that the Company will continue to pursue aggressively.

Percent Of Sales From New Products


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1998
1999
2000
2001
2002

30% Target

New Markets

New markets are key to Graco's future growth. Markets are selected based on size, fit and the Company's ability to succeed. New markets are entered through the development of new products, acquisitions and licensing or acquiring technologies. Some examples of new markets the Company has entered include home centers, texture coatings, lubrication fluid management and fast-set protective coatings.



Graco employees focus on delivering solutions and providing expertise in research, products, manufacturing and management practices – all services that improve business performance for the Company's customers.

Many dedicated employees helped bring the new GH™ 200 Airless Sprayer to market. Team members include: left to right (back row) Dave Thompson, Tim Kesti, Dave Breeser, and Al Lubenow, (front row) Mike Vangstad and Jon Knutson.



Contractors striving to increase production rely on rugged sprayers, such as Graco's new GH 200, to get jobs done fast.

Refining
Efficiencies



Investments

DISCIPLINE

Making disciplined investments has enabled Graco to develop state-of-the-art products for its customers and deliver superior returns to its Shareholders. Capital investments and spending are done with a return-on-investment focus. This discipline provides the Company with the flexibility to take advantage of new business opportunities that deliver results for its shareholders.

Investing in Manufacturing

By improving the technology and processes used to manufacture products, both product quality and manufacturing efficiencies increased. During the last five years, Graco has invested $33 million in new manufacturing equipment and facilities. The Company continues to aggressively pursue quality, responsiveness and cost improvements across all of its product lines, using best practices and leveraging the existing continuous improvement culture within its operations group.

In 2002, Graco executed a manufacturing rearrangement at its primary manufacturing location in Minneapolis. Existing manufacturing cells were reconfigured and two new, focused factories were created which more closely align our Industrial/Automotive and Lubrication Equipment manufacturing operations with their respective sales, marketing and design engineering structures.

Investing in Customer Service

Over the past 76 years, Graco has built strong manufacturing and customer service capabilities. The Company is a leader in its industry in meeting customer requirements for quality, product availability, online ordering capabilities, timely deliveries, technical information and customer support. A formal measurement process is used to evaluate performance in these key areas. The information collected is used to improve manufacturing and customer service, building upon these corporate strengths.

Operating Margins
(percentage of sales)


25%
20%
15%
10%
5%
0%
1993
94
95
96
97
98
99
00
01
2002

RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements and other financial information included elsewhere in this report.

The table below reflects sales by segment and geography for the three most recent fiscal years and the percentage changes in those sales for such years.

(In millions)	2002	2001	2000	% Increase (Decrease) 2002	2001
Segment Sales:					
Industrial/Automotive Equipment	$204.2	$199.5	$228.0	2	(12)
Contractor Equipment	238.0	225.1	221.5	6	2
Lubrication Equipment	44.8	48.2	44.9	(7)	7
Consolidated	$487.0	$472.8	$494.4	3	(4)
Geographic Sales:					
Americas	$345.7	$341.0	$359.9	1	(5)
Europe	88.3	82.4	84.7	7	(3)
Asia Pacific	53.0	49.4	49.8	7	(1)
Consolidated	$487.0	$472.8	$494.4	3	(4)

The table below reflects the percentage relationship between income and expense items included in the Consolidated Statements of Earnings for the three most recent fiscal years and the percentage changes in those items for such years.

	As a Percentage of Net Sales 2002	2001	2000	% Increase (Decrease) 2002	2001
Net Sales	100.0	100.0	100.0	3	(4)
Cost of products sold	48.6	50.3	49.3	-	(2)
Product development	3.7	4.5	4.0	(13)	4
Selling, marketing and distribution	17.8	17.0	17.5	7	(7)
General and administrative	6.7	7.0	6.7	(2)	1
Operating profit	23.2	21.2	22.5	13	(10)
Interest expense	0.2	0.3	0.8	(51)	(70)
Other expense, net	0.1	0.3	0.3	(65)	22
Earnings before income taxes	22.9	20.6	21.4	15	(8)
Income taxes	7.4	6.8	7.2	12	(10)
Net Earnings	15.5	13.8	14.2	16	(7)

2002 Compared to 2001. The Company reported net sales in 2002 of $487.0 million, an increase of 3 percent from the prior year. Sales increased 2 percent in the Industrial/Automotive segment and 6 percent in the Contractor Equipment segment, while Lubrication Equipment segment sales declined 7 percent. In the Americas, sales were $345.7 million, up 1 percent from 2001. In Europe, 2002 sales were $88.3 million, up 7 percent from 2001 in U.S. dollars and up 2 percent in local currencies. In Asia Pacific, sales were $53.0 million, up 7 percent from 2001 in U.S. dollars and up 8 percent in local currencies.

Sales for the Industrial/Automotive segment were $204.2 million, up 2 percent from $199.5 million reported in 2001. For the year, sales in the Americas were down 2 percent from 2001. This decline can be attributed to the continued soft demand for industrial capital equipment in North America, although there was some modest growth in the second half of the year. In Europe, 2002 sales were up 7 percent from 2001 in U.S. dollars and up 2 percent in local currencies. There was very little underlying economic growth in the major European countries during 2002. The growth in this segment came primarily from successful new product introductions, and new automotive projects using sealant and adhesive equipment. In Asia Pacific, sales were up 7 percent in both U.S. dollars and local currencies. There was underlying growth in all of the major countries except Japan, which remains weak. New product introductions, higher demand for technology products and new automotive projects helped to drive the incremental sales gains versus 2001.

Sales for the Contractor Equipment segment were $238.0 million, up 6 percent from $225.1 million reported in 2001. For the year, sales in the Americas were up 5 percent from the previous year. Sales gains in the paint store channel as well as the home center channel drove the revenue increase in North America. In addition to new product introductions, the strong housing market and low interest rate environment helped stimulate demand for Contractor products in 2002. In Europe, 2002 sales were up 8 percent from 2001 in U.S. dollars and up 3 percent in local currencies. Growth in 2002 came from successful new product introductions and the addition of new sales outlets. The German construction market, which is the largest market for Contractor equipment in Europe, remained weak in 2002. In Asia Pacific, sales were up 17 percent in both U.S. dollars and local currencies from 2001. Growth in 2002 came from all of the major countries except Japan, which remains weak. In April, a new warehouse was opened in China primarily for Contractor Equipment products, targeted at smaller distributors.

Sales for the Lubrication Equipment segment were $44.8 million, down 7 percent from $48.2 million reported in 2001. The sales decline can be primarily attributed to new equipment installations at Sears and Wal-Mart and a large order for the Australian Army during 2001 that were not repeated in 2002.

The gross profit margin of 51.4 percent for 2002 increased 1.7 percentage points from the prior year. Gross margins improved in all three segments. The higher gross margins in 2002 were the result of many factors, including favorable productivity and material costs in manufacturing, product design changes, price increases, the positive impact of currency translations, and product mix.

Operating expenses as a percentage of sales for 2002 and 2001 were 28.2 percent and 28.5 percent, respectively. Operating expenses totaled $137.3 million compared to $134.6 million in 2001. The increase in operating expenses relative to the prior year reflects higher selling, marketing and distribution expenses, reduced somewhat by lower product development and general and administrative spending. The increases in selling, marketing and distribution expense were primarily due to higher incentives and promotion expenses related to improved results versus 2001. The reduction in product development expense was the result of actions taken in 2001 to improve efficiencies. Operating expenses for 2002 and 2001 include contributions to the Graco Foundation totaling $1.5 million and $1.6 million, respectively.

The Company recorded pension income of $0.3 million in 2002 versus $2.6 million in 2001. These amounts resulted from recognition of prior years investment gains attributable to pension plan assets. Pension expense/income is recorded in cost of products sold and operating expense based on salaries and wages.

Operating earnings in 2002 increased $12.7 million, or 13 percent, from the prior year. This was the result of higher profits in the Industrial/Automotive and Contractor Equipment segments, offset somewhat by a decline in profits in Lubrication Equipment. 2001 operating earnings include restructuring costs totaling approximately $1.4 million before income taxes. These restructuring costs were for severance and lease termination fees related to closing a facility in Germany and relocating production to Maasmechelen, Belgium and

Minneapolis, Minnesota. By segment, before unallocated corporate expense, operating earnings for the Industrial/Automotive Equipment segment increased 11 percent, and improved by 2.1 percentage points as a percentage of sales. Higher sales, improved gross margins, favorable exchange rates and reduced product development spending all contributed to these results. Contractor Equipment operating earnings increased 14 percent, and improved by 1.6 percentage points as a percentage of sales. Higher sales and improved gross margins more than offset the higher spending in this segment. Operating earnings for the Lubrication Equipment segment decreased 21 percent, and declined by 3.7 percentage points as a percentage of sales. Lower sales and increased spending offset the benefits of a higher gross margin in this segment.

Interest expense decreased $0.6 million, or 51 percent, due to lower debt levels throughout the year. Other expense decreased to $0.5 million in 2002 compared to $1.5 million last year, primarily due to increased interest income.

The Company's net effective tax rate of 32 percent in 2002 and 33 percent in 2001 is lower than the U.S. federal statutory rate of 35 percent, due primarily to earnings from sales outside the U.S. being taxed at rates lower than the federal statutory rate.

Total backlog at the end of 2002 was $13 million versus $12 million at the end of last year. The Company's backlog is typically small and is not a good indicator of future business levels.

2001 Compared to 2000. The Company reported net sales in 2001 of $472.8 million, down 4 percent from the prior year. The decline in sales was the result of poor economic conditions and soft demand for industrial capital equipment in North America, which had an adverse impact on Industrial/Automotive sales. Sales increases in both the Contractor and Lubrication Equipment segments were not enough to offset the large decline in Industrial/Automotive equipment. In the Americas, sales were $341.0 million, down 5 percent from 2000. In Europe, 2001 sales were $82.4 million, down 3 percent from 2000 in U.S. dollars and were flat in local currencies. In Asia Pacific, sales were $49.4 million, down 1 percent from 2000 in U.S. dollars and were up 6 percent in local currencies.

Sales for the Industrial/Automotive segment were $199.5 million, down 12 percent from $228 million reported in 2000. Sales in the Americas were down 19 percent from 2000. The economic conditions and demand for industrial capital equipment in North America were weak throughout the entire year, which led to broad-based declines across all of this segments primary markets and product categories. In Europe, 2001 sales were down 7 percent from 2000 in U.S. dollars and down 4 percent in local currencies. An economic slowdown in Europe resulted in lower sales in the primary markets and product categories. In Asia Pacific, sales were up 1 percent in U.S. dollars and up 8 percent in local currencies. Sales gains were made in Japan, Australia/New Zealand, and China while Korea and Southeast Asia were down due to weak economic conditions.

Sales for the Contractor Equipment segment were $225.1 million, up 2 percent from $221.5 million reported in 2000. Sales in the Americas were up 2 percent from 2000 due to a favorable U.S. housing market, the acquisition of ASM Company, Inc. and successful new product introductions. Sales gains in the home center channel offset a decline in the paint store channel. In Europe, 2001 sales were up 8 percent from 2000 in U.S. dollars and up 11 percent in local currencies. Sales gains were apparent throughout Europe, except in Germany where the construction market was in decline. In Asia Pacific, sales were down 12 percent from 2000 in U.S. dollars and down 6 percent when measured in local currencies. The contractor market was generally weak throughout the Asia Pacific region, except in Korea due to new construction spending.

Sales for the Lubrication Equipment segment were $48.2 million, up 7 percent from $44.9 million reported in 2000, primarily due to new equipment installations at Sears, Wal-Mart and an order for the Australian Army.

The gross profit margin of 49.7 percent for 2001 decreased 1.0 percentage point from the prior year. This reduction resulted from lower sales of Industrial/Automotive products, product mix that included a greater percentage of sales from home center paint sprayers, lower production levels and the negative impact of exchange rates. The reduction was partially offset by a $1.6 million favorable impact from the liquidation of LIFO inventory quantities carried at lower costs from prior years.

Operating expenses as a percentage of sales for 2001 and 2000 were 28.5 percent and 28.2 percent, respectively. Operating expenses totaled $134.6 million compared to $139.6 million in 2000. Lower selling and marketing expenses more than offset increased spending in product development and the general and administrative areas. Operating expenses for 2001 and 2000 include contributions to the Graco Foundation totaling $1.6 million and $1.7 million, respectively.

The Company recorded pension income of $2.6 million in 2001 versus $3.8 million in 2000. These amounts resulted from recognition of prior years investment gains attributable to pension plan assets. Pension expense/income is recorded in cost of products sold and operating expense based on salaries and wages.

Operating earnings in 2001 decreased $11.1 million, or 10 percent, from the prior year. This was the result of several factors, including lower sales in the Industrial/Automotive segment, restructuring charges and adverse exchange rates. 2001 operating earnings include restructuring costs totaling approximately $1.4 million before income taxes. These restructuring costs are related to closing a facility and relocating production to Maasmechelen, Belgium and Minneapolis, Minnesota. The costs are for items such as severance and lease termination fees. By segment, before unallocated corporate expense, operating earnings for the Industrial/Automotive Equipment segment decreased 16 percent, and declined slightly as a percentage of sales due to the fixed nature of some expenses and higher product development spending. Contractor Equipment segment operating earnings decreased 1 percent and declined slightly as a percentage of sales. The decline in profitability was primarily due to product mix, including a greater percentage of sales coming from the home center channel, as well as increased selling, general and administrative spending. Operating earnings for the Lubrication Equipment segment increased 14 percent and increased by 1.5 percentage points as a percent of sales. This improvement was due to higher sales and disciplined spending.

Interest expense decreased $2.9 million, or 69.8 percent due to lower debt levels throughout the year. Other expense totaled $1.5 million in 2001 compared to $1.2 million in 2000.

The Company's net effective income tax rate of 33 percent in 2001 and 34 percent in 2000 was lower than the U.S. federal tax rate of 35 percent due primarily to earnings from sales outside the U.S. being taxed at rates lower than the federal statutory rate.

LIQUIDITY AND CAPITAL RESOURCES

The following table highlights several key measures of asset performance.

(In thousands)	2002	2001
Cash and cash equivalents	$103,333	$26,531
Working capital	$160,310	$82,244
Current ratio	3.0	2.1
Days receivables outstanding	74	72
Inventory turnover	7.8	7.8

Financial Condition. At December 27, 2002, the Company's capital structure included $13.2 million of current debt, no long-term debt and $245.4 million of shareholders' equity. The ratio of total debt to total capital was 5 percent at the end of 2002 and 2001. Total debt outstanding increased $3.1 million for the year as the result of higher short-term borrowings by foreign subsidiaries.

At December 27, 2002, the Company had various lines of credit totaling $58 million, of which $49 million was unused. Cash balances of $103.3 million at December 27, 2002, internally generated funds and unused financing sources provide the Company with the financial flexibility to meet its liquidity needs, including its 2003 capital expenditure plan of approximately $20 million.

During March 2003, the Company repurchased 2.2 million shares of its common stock for $54.8 million from David A. Koch, a current Board member, and former Chairman and Chief Executive Officer of the Company, his wife, and a family trust and family foundation. The Company used available cash balances to fund the repurchase.

Shareholders' equity increased $71.7 million in 2002 to $245.4 million. The increase was due to current year earnings of $75.6 million, common stock issued of $13.9 million and $4.3 million of tax benefits related to stock option exercises, offset by $14.4 million of dividends declared, $7.1 million of shares repurchased and $0.6 million of other miscellaneous adjustments.

Contractual Obligations. As of December 27, 2002, the Company is obligated to make cash payments in connection with its long-term debt, capital leases, operating leases and purchase obligations in the amounts listed below. The Company has no material off-balance sheet debt or other unrecorded obligations other than the items noted in the following table. In addition to the commitments noted in the following table, the Company could be obligated to perform under standby letters of credit totaling $3.1 million at December 27, 2002. The Company has also guaranteed the debt of its subsidiaries for up to $18.5 million. The Company expects no pension funding requirement for 2003.

	Payments due by period				
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ –	$ –	$ –	$ –	$ –
Capital lease obligations	–	–	–	–	–
Operating leases	4,039	1,949	1,721	369	–
Purchase obligations[1]					
Total	$4,039	$1,949	$1,721	$ 369	$ –

[1] The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year. The Company estimates that the maximum commitment amount under such agreements does not exceed $9 million.

Cash Flows. During 2002, $95.7 million was generated from operating activities, compared to $89.2 million in 2001 and $82.2 million in 2000. The increase in 2002 was due to a number of factors, including higher net earnings offset somewhat by increased accounts receivable. The increase in accounts receivable was primarily due to higher year-end Contractor Equipment and Industrial/Automotive Equipment sales versus last year.

Cash generated by operations was used to fund $12.3 million of capital expenditures, $13.9 million of cash dividends and $7.1 million of share repurchases. The remaining cash was invested in highly liquid investments with a maturity of three months or less which totaled $103.3 million at December 27, 2002. Significant uses of cash in 2001 included capital expenditures of $30.2 million (including two plant expansions totaling $18 million), the acquisition of the ASM Company, Inc. for $15.9 million, dividends, share repurchases and the retirement of debt.

Pension Plans. The Company has noncontributory defined benefit pension plans covering substantially all U.S. employees, certain directors and some of the employees of the Company's non-U.S. subsidiaries. Pension income approximated $0.3 million and $2.6 million for the years ended December 27, 2002, and December 28, 2001, respectively and is calculated based on several actuarial assumptions, including an expected long-term rate of return on Qualified Plan assets of 9 percent and an assumed discount rate of 6.5 percent.

In developing the long-term rate of return assumption, management considers several factors, including the asset allocation, the long-term historical performance of Qualified Plan assets, and the input received by actuaries, including their review of asset class return expectations based on broad equity and bond indices. On a long-term historical basis, actual returns on Qualified Plan assets have exceeded assumed returns. The Company believes that its current assumption of 9 percent is appropriate in light of these factors. Lowering the expected long-term rate of return by 0.5 percent would have increased Qualified Plan pension expense for 2002 by approximately $0.6 million.

The discount rate that is used to determine future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. Due to the decline in these rates over the last 12 months the Company has lowered its discount rate from 7 percent to 6.5 percent. Lowering the discount rate and the salary increase assumptions by 0.5 percent would have increased Qualified Plan pension expense for 2002 by approximately $0.3 million.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). This requires management to make estimates and judgments that affect reported amounts and related disclosures. Actual amounts will differ from those estimates. The Company considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements.

Sales Returns. An allowance is established for possible return of products. The amount of the allowance is an estimate, which is based on historical ratios of returns to sales, the historical average length of time between the sale and the return and other factors. Also, the Company's written agreements with distributors typically limit the amount that may be returned. Though management considers these balances adequate and proper, changes in customers' behavior versus historical experience or changes in the Company's return policies are among the factors that would result in materially different amounts for this item.

Warranty Claims. A liability is established for estimated warranty and service claims to be paid in the future that relate to current and prior period sales. The Company estimates warranty costs based on historical warranty claim experience and other factors, including evaluating specific customer warranty issues. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses relating to warranty issues. Though management considers these balances adequate and proper, changes in the Company's warranty policy or a significant change in product defects versus historical averages are among the factors that would result in materially different amounts for this item.

Inventory Valuation. The Company's inventories are valued at the lower of cost or market. Reserves for overstock and obsolescence are estimated. The amount of the reserve is determined based on projected sales information, plans for discontinued products and other factors. Though management considers these balances adequate and proper, changes in sales volumes due to unexpected economic or competitive conditions are among the factors that would result in materially different amounts for this item.

Product Liability. The Company is self-insured for most product liability claims. Third party insurance is carried for what is believed to be the major portion of potential exposures that exceed the Company's self-insured retentions. The Company has established a liability for potential uninsured claims. The Company employs an actuary to assist in evaluating its potential ultimate exposure for uninsured claims and then considers factors such as known outstanding claims, historical experience, sales trends and other relevant factors in setting the liability. Though management considers these balances adequate and proper, a substantial change in the number and/or severity of claims would result in materially different amounts for this item.

Income Taxes. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is established to the extent that management believes that recovery is not likely. Reserves are also established for potential and ongoing audits of federal, state and international issues. The Company routinely monitors the potential impact of such situations and believes that it is properly reserved. Valuations related to amounts owed and tax rates could be impacted by changes to tax codes, changes in statutory tax rates, the Company's future taxable income levels and the results of tax audits.

NEW ACCOUNTING STANDARDS

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortization of goodwill in 2002. Results of goodwill impairment testing in 2002 indicated no impairment. Had SFAS No. 142 been effective at the beginning of 2000, the non-amortization provisions would have increased 2001 net earnings by $400,000 or $.01 per share and would have had no effect on 2000 net earnings.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in 2001 and had no effect on the Company's 2002 financial position or operating results.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was effective for the Company at the beginning of 2002. This standard provides for a single accounting model to be used for long-lived assets to be disposed of, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS No. 144 had no effect on the Company's 2002 financial position or operating results.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in 2002 and requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. This new standard will be effective for activities initiated in 2003 or later.

The Company accounts for its stock option and purchase plans using the intrinsic value method and has adopted the "disclosure only" provisions of SFAS No. 123, as amended in 2002 by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." No compensation cost has been recognized for the Employee Stock Purchase Plan and stock options granted under the various stock incentive plans. In accordance with SFAS No. 148, pro forma net earnings and earnings per share are disclosed in Note A to the Consolidated Financial Statements, as if the fair value based method had been applied for all periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company sells and purchases products and services in currencies other than the U.S. dollar. Consequently, the Company is subject to profitability risk arising from exchange rate movements.

The Company manages foreign currency market risk, from time to time, through the use of a variety of financial and derivative instruments. The Company does not enter into any of these instruments for trading purposes to generate revenue. Rather, the Company's objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. The Company uses forward exchange contracts, options and other hedging activities to hedge the U.S. dollar value resulting from anticipated currency transactions and net monetary asset and liability positions. At December 27, 2002, the foreign currencies to which the Company had the most significant balance sheet exchange rate exposure were the European euro, Canadian dollar, Japanese yen, British pound, and Korean won.

It is not possible to determine the true impact of foreign currency translation changes; however, the direct effect on net sales and net earnings can be estimated. When compared to 2001 results, the weaker U.S. dollar versus foreign currencies helped to increase sales and net earnings. For the year ended December 27, 2002 the impact of foreign currency translation resulted in an overall increase in net sales and net earnings of $3.5 million and $1.5 million, respectively. When compared to 2000 results, the stronger U.S. dollar versus foreign currencies reduced the Company's sales and net earnings. For the year ended December 28, 2001 the impact of foreign currency translation resulted in an overall decrease in net sales and net earnings of $6.8 million and $3.1 million, respectively.

When appropriate, the Company utilizes interest rate swaps to manage its exposure to fluctuations in earnings due to changes in interest rates on its variable rate debt. There was no such debt at December 27, 2002.

2003 OUTLOOK

The Company does not provide analysts or shareholders with specific targets for net sales or net earnings growth in the upcoming year. Rather, management is committed to achieving its stated financial objectives over a long-term time horizon. The Company's financial objectives are:

- Net sales growth exceeding 10 percent annually
- Net earnings growth exceeding 12 percent annually
- Return on sales exceeding 10 percent
- Return on assets exceeding 15 percent
- Return on equity exceeding 20 percent

The Company is expecting higher net sales and net earnings in 2003. It anticipates another year of modest growth for the major industrialized countries, where the vast majority of its business activity is conducted. The Company is, however, concerned about a weakening of this economic outlook and the unknown impact of the war on terrorism and possible military conflict in the Middle East or the Korean Peninsula. In addition to economic growth, the improved sales outlook is dependent upon many factors, including the successful launch of new products, expanding distribution coverage, modest price increases and stable or favorable exchange rates versus 2002. The earnings outlook assumes higher sales, continued improvements in manufacturing (which minimize normal cost increases), the continued disciplined management of operating expenses and a relatively stable effective income tax rate.

FORWARD-LOOKING STATEMENTS

A forward-looking statement is any statement made in this Annual Report to shareholders and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press or earnings releases, analyst briefings, and conference calls which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2002 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

CONSOLIDATED STATEMENTS OF EARNINGS

Graco Inc. and Subsidiaries

	Years Ended		
(In thousands, except per share amounts)	**December 27, 2002**	**December 28, 2001**	**December 29, 2000**
Net Sales	$487,048	$472,819	$494,373
Cost of products sold	236,890	238,057	243,521
Gross Profit	250,158	234,762	250,852
Product development	18,172	20,808	19,998
Selling, marketing and distribution	86,409	80,528	86,598
General and administrative	32,731	33,244	33,014
Operating Earnings	112,846	100,182	111,242
Interest expense	614	1,247	4,127
Other expense, net	507	1,469	1,207
Earnings before Income Taxes	111,725	97,466	105,908
Income taxes	36,100	32,200	35,800
Net Earnings	$ 75,625	$ 65,266	$ 70,108
Basic Net Earnings per Common Share	$ 1.59	$ 1.41	$ 1.54
Diluted Net Earnings per Common Share	$ 1.57	$ 1.38	$ 1.51

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

Graco Inc. and Subsidiaries

(In thousands, except share and per share amounts)	December 27, 2002	December 28, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$103,333	$ 26,531
Accounts receivable, less allowances of $5,600 and $4,500	93,617	85,440
Inventories	30,311	30,333
Deferred income taxes	12,022	11,710
Other current assets	1,241	1,483
Total current assets	240,524	155,497
Property, Plant and Equipment, net	94,953	98,944
Intangible Assets, net	11,860	14,274
Other Assets	8,513	7,398
Total Assets	$355,850	$276,113
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 13,204	$ 9,512
Current portion of long-term debt	–	550
Trade accounts payable	13,031	10,676
Salaries, wages and commissions	14,490	10,620
Accrued insurance liabilities	10,251	10,380
Accrued warranty and service liabilities	6,294	6,091
Income taxes payable	5,583	6,014
Dividends payable	3,922	3,422
Other current liabilities	13,439	15,988
Total current liabilities	80,214	73,253
Retirement Benefits and Deferred Compensation	28,578	27,359
Deferred Income Taxes	1,652	1,761
Commitments and Contingencies (Note K)		
Shareholders' Equity		
Common stock, $1 par value; 67,000,000 shares authorized; 47,532,677 and 31,113,144 shares outstanding in 2002 and 2001	47,533	31,113
Additional paid-in capital	71,277	54,269
Retained earnings	128,125	89,155
Accumulated comprehensive income (loss) and other	(1,529)	(797)
Total shareholders' equity	245,406	173,740
Total Liabilities and Shareholders' Equity	$355,850	$276,113

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Graco Inc. and Subsidiaries

	Years Ended		
(In thousands)	December 27, 2002	December 28, 2001	December 29, 2000
Cash Flows from Operating Activities			
Net earnings	$ 75,625	$ 65,266	$ 70,108
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	18,080	18,494	15,452
Deferred income taxes	274	762	1,644
Tax benefit related to stock options exercised	4,312	3,365	1,503
(Gain) loss on sale of fixed assets	284	424	(1,561)
Change in:			
Accounts receivable	(5,053)	309	(8,287)
Inventories	452	5,329	4,161
Trade accounts payable	2,215	(2,402)	(516)
Salaries, wages and commissions	3,565	(4,311)	1,921
Retirement benefits and deferred compensation	(566)	(2,624)	(3,999)
Other accrued liabilities	(4,192)	3,062	1,416
Other	677	1,507	367
Net cash provided by operating activities	95,673	89,181	82,209
Cash Flows from Investing Activities			
Property, plant and equipment additions	(12,253)	(30,203)	(14,523)
Proceeds from sale of property, plant and equipment	295	267	4,845
Acquisition of business, net of cash acquired	–	(15,949)	–
Net cash used in investing activities	(11,958)	(45,885)	(9,678)
Cash Flows from Financing Activities			
Borrowings on notes payable and lines of credit	21,198	160,274	188,552
Payments on notes payable and lines of credit	(18,200)	(165,937)	(187,144)
Borrowings on long-term debt	–	21,000	43,665
Payments on long-term debt	(550)	(39,810)	(91,215)
Common stock issued	12,867	11,932	8,127
Common stock retired	(7,088)	(3,761)	(19,182)
Cash dividends paid	(13,887)	(12,339)	(11,361)
Net cash used in financing activities	(5,660)	(28,641)	(68,558)
Effect of exchange rate changes on cash	(1,253)	805	510
Net increase in cash and cash equivalents	76,802	15,460	4,483
Cash and cash equivalents			
Beginning of year	26,531	11,071	6,588
End of year	$103,333	$ 26,531	$ 11,071

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Graco Inc. and Subsidiaries

(In thousands)	Years Ended December 27, 2002	December 28, 2001	December 29, 2000
Common Stock			
Balance, beginning of year	$ 31,113	$ 20,274	$ 20,416
Stock split	15,875	10,148	–
Shares issued	798	817	475
Shares repurchased	(253)	(126)	(617)
Balance, end of year	47,533	31,113	20,274
Additional Paid-In Capital			
Balance, beginning of year	54,269	39,954	31,755
Shares issued	13,138	11,115	7,652
Tax benefit related to stock options exercised	4,312	3,365	1,503
Shares repurchased	(442)	(165)	(956)
Balance, end of year	71,277	54,269	39,954
Retained Earnings			
Balance, beginning of year	89,155	50,233	9,279
Net income	75,625	65,266	70,108
Dividends declared	(14,387)	(12,721)	(11,545)
Stock split	(15,875)	(10,148)	–
Shares repurchased	(6,393)	(3,470)	(17,609)
Change in accounting period	–	(5)	–
Balance, end of year	128,125	89,155	50,233
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	(720)	394	1,490
Current period change	18	(1,114)	(1,096)
Balance, end of year	(702)	(720)	394
Unearned Compensation			
Balance, beginning of year	(77)	–	–
Restricted stock issued	(1,069)	(93)	–
Charged to operations	319	16	–
Balance, end of year	(827)	(77)	–
Total Shareholders' Equity	$245,406	$173,740	$110,855

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Graco Inc. and Subsidiaries

(In thousands)	Years Ended December 27, 2002	December 28, 2001	December 29, 2000
Net Earnings	$75,625	$65,266	$70,108
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	–	(759)	(1,096)
Minimum pension liability adjustment	18	(355)	16
Comprehensive Income	$75,643	$64,152	$69,028

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Graco Inc. and Subsidiaries

Years Ended December 27, 2002, December 28, 2001 and December 29, 2000

A. Summary of Significant Accounting Policies

Fiscal Year. The fiscal year of Graco Inc. and Subsidiaries (the Company) is 52 or 53 weeks, ending on the last Friday in December. All years presented were 52-week years.

Basis of Statement Presentation. The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of all significant intercompany balances and transactions. As of December 27, 2002, all subsidiaries are 100 percent owned. In 2000, subsidiaries in Japan and Korea were included on the basis of fiscal years ended November 30. In 2001, the one-month reporting lag in Japan and Korea was eliminated and net earnings for December 2000 were recorded as adjustments to equity. Certain prior year amounts have been reclassified to conform with 2002 presentation, but had no effect on previously reported net earnings or shareholders' equity.

Foreign Currency Translation. The U.S. dollar is the functional currency for all foreign subsidiaries. Accordingly, gains and losses from the translation of foreign currency balances and transactions of foreign subsidiaries are included in other expense (income). Prior to 2002 the functional currency of the Company's German subsidiary, Graco Verfahrenstechnik (GV), was the euro; and adjustments resulting from the translation of GV's financial statements into U.S. dollars were charged or credited to a separate component of shareholders' equity. As a result of relocating GV manufacturing, the functional currency of GV changed from the euro to the U.S. dollar. Consequently, effective at the beginning of 2002, GV translation adjustments are included in other expense (income).

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

Inventory Valuation. Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for valuing U.S. inventories. Inventories of foreign subsidiaries are valued using the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. For financial reporting purposes, plant and equipment are depreciated over their estimated useful lives, primarily by using the straight-line method as follows:

Buildings and improvements	10 to 30 years
Leasehold improvements	5 to 10 years
Manufacturing equipment	5 to 10 years
Office, warehouse and automotive equipment	3 to 10 years

Intangible Assets. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortization of goodwill in 2002. Results of goodwill impairment testing in 2002 indicated no impairment. Had SFAS No. 142 been effective at the beginning of 2000, the non-amortization provisions would have increased 2001 net earnings by $400,000 or $.01 per share and would have had no effect on 2000 net earnings.

Components of intangible assets were:

(In thousands)	2002	2001
Goodwill, Contractor segment	$ 7,939	$ 7,939
Other identifiable intangibles, net of accumulated amortization of $6,100 and $6,400	3,921	6,335
Total intangible assets, net	$11,860	$14,274

Other identifiable intangibles includes values assigned to patents, trademarks, trade names, customer lists and noncompete agreements, which are being amortized on a straight-line basis over useful lives ranging from 5 to 10 years. Amortization of intangibles was $2,400,000 in 2002. Estimated annual amortization is as follows: $1,600,000 in 2003, $900,000 in 2004, $400,000 in 2005, $300,000 in 2006 and $200,000 in 2007.

Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. There have been no write-downs of any long-lived assets in the periods presented.

Restructuring. During the third quarter of 2001 the Company announced plans to relocate the operations of its German subsidiary, Graco Verfahrenstechnik, to other Company facilities in Belgium and the U.S. This included termination of approximately 50 employees, termination of leases and consolidation of product lines. General and administrative expense in 2001 included a $1.4 million charge to establish a restructuring accrual for costs associated with termination of employees and lease termination. There were no significant payments charged against the accrual in 2001. All amounts accrued were paid in 2002. There were no significant differences between estimated amounts and actual amounts paid.

Self-Insurance. The Company is self-insured for certain losses relating to product liability, workers' compensation and employee medical benefits claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Product Warranties. A liability is established for estimated future warranty and service claims that relate to current and prior period sales. The Company estimates warranty costs based on historical claim experience and other factors including evaluating specific customer warranty issues. Following is a summary of 2002 activity in accrued warranty and service liabilities:

(In thousands)	2002
Balance, beginning of year	$6,091
Additions charged to cost and expense	8,552
Reductions for claims settled	(8,349)
Balance, end of year	$6,294

Revenue Recognition. The Company recognizes revenue when title passes, which is usually upon shipment. The Company records provisions for anticipated returns and warranty claims at the time revenue is recognized. Historically, sales returns have been between 2 and 3 percent of sales. Provisions for sales returns are recorded as a reduction of net sales, and provisions for warranty claims are recorded in selling, marketing and distribution expenses.

Earnings Per Common Share. Basic net earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the year. Diluted net earnings per share is computed after giving effect to the exercise of all dilutive outstanding option grants.

Comprehensive Income. Comprehensive income is a measure of all changes in shareholders' equity except those resulting from investments by and distributions to owners, and includes such items as net earnings, certain foreign currency translation items, minimum pension liability adjustments and changes in the value of available-for-sale securities.

Stock-Based Compensation. The Company accounts for its stock option and purchase plans using the intrinsic value method and has adopted the "disclosure only" provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." No compensation cost has been recognized for the Employee Stock Purchase Plan and stock options granted under the various stock incentive plans.

Had compensation cost for the stock option plans been determined based upon fair value at the grant date for awards under these plans, the Company's net earnings and earnings per share would have been reduced as follows:

(In thousands, except per share amounts)	2002	2001	2000
Net earnings			
As reported	$75,625	$65,266	$70,108
Stock-based compensation, net of related tax effects	(4,233)	(4,268)	(3,526)
Pro forma	$71,392	$60,998	$66,582
Net earnings per common share			
Basic as reported	$ 1.59	$ 1.41	$ 1.54
Diluted as reported	1.57	1.38	1.51
Pro forma basic	1.51	1.32	1.46
Pro forma diluted	1.48	1.29	1.44

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results:

	2002	2001	2000
Expected life in years	6.5	5.1	6.1
Interest rate	5.0%	5.1%	6.4%
Volatility	31.3%	37.4%	44.5%
Dividend yield	1.1%	1.4%	1.8%
Discount for non-transferability	10.0%	10.0%	10.0%
Weighted average fair value per share of options granted	$9.27	$5.97	$5.45

The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and results:

	2002	2001	2000
Expected life in years	1.0	1.0	1.0
Interest rate	4.9%	5.1%	6.4%
Volatility	32.1%	37.4%	45.2%
Dividend yield	1.1%	1.5%	1.9%
Discount for non-transferability	10.0%	10.0%	10.0%
Weighted average fair value per share of purchase rights	$6.96	$4.76	$3.97

The benefit of the 15 percent discount from the lesser of the fair market value per common share on the first day and the last day of the plan year was added to the fair value of the employees' purchase rights determined using Black-Scholes.

Derivative Instruments and Hedging Activities. At the beginning of fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The adoption of SFAS No. 133 resulted in no transition adjustment.

As part of its risk management program, the Company uses currency hedges and interest rate swaps to hedge known market exposures. Terms of derivative instruments are structured to match the terms of the risk being hedged and are generally held to maturity. The Company does not hold or issue derivative financial instruments for trading purposes. All other contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The Company enters into forward contracts or options, or borrows in various currencies, in order to hedge its net monetary positions. These hedges and net monetary positions are recorded at current market values and the gains and losses are included in other expense (income). The Company believes it uses strong financial counterparts in these transactions and that the resulting credit risk under these hedging strategies is not significant.

The Company may periodically hedge anticipated transactions, generally with forward exchange contracts, which are designated as cash flow hedges. Gains and losses representing effective hedges are initially recorded as a component of other comprehensive income and are subsequently reclassified into earnings when the hedged exposure affects earnings. Gains and losses on such transactions were not significant in 2002 and 2001, and there were no such transactions outstanding as of December 27, 2002 and December 28, 2001.

Other Recent Accounting Pronouncements. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was effective for the Company at the beginning of 2002. This standard provides for a single accounting model to be used for long-lived assets to be disposed of, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS No. 144 had no effect on the Company's 2002 financial position or operating results.

B. Segment Information

The Company has three reportable segments: Industrial/Automotive, Contractor and Lubrication. The Industrial/Automotive segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and truck assembly and components plants, wood products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries. The Contractor segment markets sprayers for architectural coatings for painting, roofing, texture, corrosion control and line striping and also high-pressure washers. The Lubrication segment markets products to move and dispense lubricants for fast oil change facilities, service garages, fleet service centers, automobile dealerships, the mining industry and industrial lubrication. All segments market parts and accessories for their products.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The cost of manufacturing for each segment is based on product cost, and expenses are based on actual costs incurred along with cost allocations of shared and centralized functions. Certain products are sold across segments, in which case the segment marketing the product is credited with the sale. Assets of the Company are not tracked along reportable segment lines.

Reportable segments are defined by product and type of customer. Segments are responsible for the sales, marketing and development of their products and market channel. This allows for focused marketing and efficient product development. The segments share common purchasing, manufacturing, distribution and administration functions.

(In thousands) Reportable Segments	2002	2001	2000
Sales			
Industrial / Automotive	$204,206	$199,508	$227,963
Contractor	238,027	225,110	221,538
Lubrication	44,815	48,201	44,872
Total	$487,048	$472,819	$494,373
Segment operating earnings			
Industrial / Automotive	$ 54,247	$ 48,820	$ 57,798
Contractor	53,756	47,297	47,935
Lubrication	9,587	12,119	10,600
Unallocated corporate expenses	(4,744)	(8,054)	(5,091)
Total	$112,846	$100,182	$111,242

(In thousands) Geographic Information	2002	2001	2000
Sales (based on customer location)			
United States	$319,546	$308,535	$322,792
Other countries	167,502	164,284	171,581
Total	$487,048	$472,819	$494,373
Long-lived assets			
United States	$106,382	$109,819	$ 80,811
Belgium	7,496	8,954	10,437
Other countries	1,448	1,843	3,554
Total	$115,326	$120,616	$ 94,802

Sales to Major Customers

In 2002, sales to two customers in the Contractor segment individually represented 10 percent or more of consolidated sales. Sales to a home center retailer totaled 11 percent of consolidated sales and sales to a paint manufacturer and retailer totaled 10 percent of consolidated sales. In 2001, sales to a home center retailer in the Contractor segment totaled 11 percent of consolidated sales. No customer represented 10 percent or more of consolidated sales in 2000.

C. Inventories

Major components of inventories were as follows:

(In thousands)	2002	2001
Finished products and components	$26,199	$23,863
Products and components in various stages of completion	17,219	18,827
Raw materials and purchased components	18,021	18,899
	61,439	61,589
Reduction to LIFO cost	(31,128)	(31,256)
Total	$30,311	$30,333

Inventories valued under the LIFO method were $18,254,000 for 2002 and $18,249,000 for 2001. All other inventory was valued on the FIFO method.

In 2002 and 2001, certain inventory quantities were reduced, resulting in liquidation of LIFO inventory quantities carried at lower costs from prior years. In 2002, the effect on net earnings was not significant. The effect in 2001 was to increase net earnings by approximately $1,000,000.

D. Property, Plant and Equipment

Property, plant and equipment were as follows:

(In thousands)	2002	2001
Land	$ 5,818	$ 5,815
Buildings and improvements	66,233	65,648
Manufacturing equipment	119,861	114,605
Office, warehouse and automotive equipment	24,185	23,998
Construction in progress	3,330	1,457
Total property, plant and equipment	219,427	211,523
Accumulated depreciation	(124,474)	(112,579)
Net property, plant and equipment	$ 94,953	$ 98,944

E. Income Taxes

Earnings before income tax expense consist of:

(In thousands)	2002	2001	2000
Domestic	$ 94,214	$ 81,731	$ 95,440
Foreign	17,511	15,735	10,468
Total	$111,725	$ 97,466	$105,908

Income tax expense consists of:

(In thousands)	2002	2001	2000
Current:			
Domestic:			
Federal	$29,571	$23,725	$28,532
State and local	2,600	2,105	2,164
Foreign	4,350	5,349	3,018
	36,521	31,179	33,714
Deferred:			
Domestic	(1,025)	555	2,414
Foreign	604	466	(328)
	(421)	1,021	2,086
Total	$36,100	$32,200	$35,800

Income taxes paid were $32,640,000, $25,888,000 and $30,919,000 in 2002, 2001 and 2000.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate is as follows:

	2002	2001	2000
Statutory tax rate	35%	35%	35%
Earnings from non-U.S. sales at lower tax rates	(3)	(2)	(1)
State taxes, net of federal effect	2	1	1
U.S. general business tax credits	(2)	(1)	(1)
Effective tax rate	32%	33%	34%

Deferred income taxes are provided for all temporary differences between the financial reporting and the tax basis of assets and liabilities. The deferred tax assets (liabilities) resulting from these differences are as follows:

(In thousands)	2002	2001
Inventory valuations	$ 2,923	$ 2,126
Insurance accruals	3,073	2,842
Warranty reserve	2,110	2,030
Vacation accruals	1,056	1,331
Bad debt reserves	1,549	1,329
Net operating loss carryforward	–	509
Other	1,311	1,543
Current	12,022	11,710
Unremitted earnings of consolidated foreign subsidiaries	(1,767)	(1,950)
Excess of tax over book depreciation	(7,364)	(7,094)
Postretirement benefits	5,804	5,739
Pension and deferred compensation	527	741
Other	1,148	803
Non-current	(1,652)	(1,761)
Net deferred tax assets	$10,370	$ 9,949

Total deferred tax assets were $20,105,000 and $19,141,000 and total deferred tax liabilities were $9,735,000 and $9,192,000 on December 27, 2002, and December 28, 2001.

F. Debt

Interest paid on debt during 2002, 2001 and 2000 was $677,000, $1,288,000 and $4,171,000.

In July 1998, the Company entered into a five-year $190 million reducing revolving credit facility (the Revolver) with a syndicate of ten banks including the lead bank, U.S. Bank National Association. Available credit under the Revolver was reduced to $50 million by December 28, 2001 and the Revolver was terminated in September 2002.

On December 27, 2002 the Company entered into a 364-day credit agreement with U.S. Bank National Association providing credit up to $30 million. Outstanding balances bear interest at the London Interbank Offered Rate plus a spread of up to 1.125 percent. This spread changes as the ratio of total debt to earnings before interest, taxes and depreciation and amortization declines. The agreement requires the Company to maintain certain financial ratios as to net worth, cash flow leverage and fixed charge coverage.

On December 27, 2002, the Company had lines of credit with U.S. and foreign banks of $58 million, including the $30 million U.S. Bank credit facility. The unused portion of these credit lines was $49 million at December 27, 2002. Borrowing rates under these credit lines vary with the prime rate, rates on domestic certificates of deposit and the London Interbank market. The weighted average short-term borrowing rates were 1.8 percent, 5.2 percent, and 6.2 percent for the years ended December 27, 2002, December 28, 2001, and December 29, 2000. The Company pays commitment fees of up to 0.2 percent per annum on the daily average unused amounts on certain of these lines. No compensating balances are required.

The Company is in compliance with the financial covenants of its debt agreements.

G. Shareholders' Equity

Three-for-two stock splits were distributed in June 2002 and in February 2001. All stock option, share and per share data reflect these splits.

At December 27, 2002, the Company had 22,549 authorized, but not issued, cumulative preferred shares, $100 par value. The Company also has authorized, but not issued, a separate class of 3 million shares of preferred stock, $1 par value.

The Company maintains a plan in which one preferred share purchase right (Right) exists for each common share of the Company. Each Right will entitle its holder to purchase one four-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $180, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock. The Rights expire in March 2010 and may be redeemed earlier by the Board of Directors for $.001 per Right.

H. Stock Option and Purchase Plans

Stock Option and Award Plans. The Company has various stock incentive plans under which it grants stock options and restricted share awards to officers and other employees. Option price is the market price on the date of grant. Options become exercisable at such time and in such installments as set by the Company, and expire ten years from the date of grant. Restricted share awards of 2,210,057 common shares have been made to certain key employees under the plans, of which 39,000 shares remain restricted as of December 27, 2002. Compensation cost charged to operations for the restricted share awards was $319,000 in 2002, $16,000 in 2001 and zero in 2000.

Options on common shares granted and outstanding, as well as the weighted average exercise price, are shown below:

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, December 31, 1999	2,998,718	$ 8.46	1,676,309	$ 6.67
Granted	657,000	13.73		
Exercised	(581,396)	7.12		
Canceled	(130,887)	10.26		
Outstanding, December 29, 2000	2,943,435	$ 9.83	1,414,726	$ 7.64
Granted	986,834	18.36		
Exercised	(857,483)	8.63		
Canceled	(87,835)	13.39		
Outstanding, December 28, 2001	2,984,951	$12.87	903,401	$ 8.59
Granted	569,250	27.64		
Exercised	(797,889)	10.50		
Canceled	(100,657)	16.99		
Outstanding, December 27, 2002	2,655,655	$16.59	1,022,457	$10.81

The following table summarizes information for options outstanding and exercisable at December 27, 2002:

Range of Prices	Options Outstanding	Options Outstanding Weighted Avg. Remaining Life	Options Outstanding Weighted Avg. Exercise Price	Options Exercisable	Options Exercisable Weighted Avg. Exercise Price
$ 3-10	573,960	4	$ 7.37	509,842	$ 7.10
11-16	781,512	6	13.63	434,272	13.65
17-21	750,433	8	18.62	74,593	18.69
26-29	549,750	9	27.64	3,750	28.70
$ 3-29	2,655,655	7	$16.59	1,022,457	$10.81

Stock Purchase Plans. Under the Company's Employee Stock Purchase Plan, the purchase price of the shares is the lesser of 85 percent of the fair market value on the first day or the last day of the plan year.

The Nonemployee Director Stock Plan enables individual nonemployee directors of the Company to elect to receive or defer all or part of a director's annual retainer, and/or payment for attendance at Board or Committee meetings, in the form of shares of the Company's common stock instead of cash. The Company issued 9,681, 9,009 and 10,391 shares under this Plan during 2002, 2001 and 2000. The expense related to this Plan is not significant.

Authorized Shares. Shares authorized for issuance under the various stock option and purchase plans are shown below:

	Total Shares Authorized	Available for Future Issuance as of December 27, 2002
Long-term Stock Incentive Plan	11,728,125	-
Employee Stock Incentive Plan	2,250,000	1,285,969
Stock Incentive Plan	2,250,000	1,584,000
Nonemployee Director Stock Option Plan	675,000	-
Employee Stock Purchase Plan	13,162,500	1,094,541
Nonemployee Director Stock Plan	506,250	446,815
Total	30,571,875	4,411,325

Amounts available for future issuance exclude the number of shares to be issued upon exercise of outstanding options. The Long-term Stock Incentive Plan and the Nonemployee Director Stock Option Plan were replaced by the Stock Incentive Plan in 2001, consequently no shares are available for future grants under those two plans.

I. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)	2002	2001	2000
Numerator			
Net earnings available to common shareholders	$75,625	$65,266	$70,108
Denominators			
Weighted average shares outstanding for basic earnings per share	47,424	46,355	45,610
Dilutive effect of stock options computed based on the treasury stock method using the average market price	781	867	747
Denominator for diluted earnings per share	48,205	47,222	46,357
Basic earnings per share	$ 1.59	$ 1.41	$ 1.54
Diluted earnings per share	$ 1.57	$ 1.38	$ 1.51

Stock options to purchase 524,000 common shares were not included in the 2002 calculation of diluted earnings per share because they would have been anti-dilutive.

J. Retirement Benefits

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, which provides additional retirement benefits to all U.S. employees who elect to participate. The Company matches employee contributions at a 100 percent rate, up to 3 percent of the employee's compensation. Employer contributions were $2,158,000, $2,187,000 and $2,162,000 in 2002, 2001 and 2000.

The Company's postretirement medical plan provides certain medical benefits for retired employees. U.S. employees are eligible for these benefits upon retirement and fulfillment of other eligibility requirements as specified by the plan.

The Company has noncontributory defined benefit pension plans covering substantially all U.S. employees, certain directors and some of the employees of the Company's non-U.S. subsidiaries. For the U.S. plans, the benefits are based on years of service and the highest five consecutive years' earnings in the ten years preceding retirement. The Company funds these plans annually in amounts consistent with minimum funding requirements and maximum tax deduction limits and invests primarily in common stocks and bonds, including the Company's common stock. The market value of the plans' investment in the common stock of the Company was $6,700,000 and $19,500,000 at December 27, 2002 and December 28, 2001.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ending December 27, 2002 and December 28, 2001 and a statement of the funded status as of the same dates.

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	2002	2001	2002	2001
Reconciliation of benefit obligation				
Obligation, beginning of year	$116,892	$109,582	$20,301	$ 16,298
Service cost	3,450	3,825	594	493
Interest cost	7,961	7,452	1,378	1,126
Assumption changes	5,801	–	2,147	3,058
Actuarial loss	981	10	242	707
Benefit payments	(4,705)	(3,977)	(1,439)	(1,381)
Obligation, end of year	$130,380	$116,892	$23,223	$ 20,301
Reconciliation of fair value of plan assets				
Fair value, beginning of year	$129,464	$136,816	$ –	$ –
Actual return on assets	(15,899)	(3,813)	–	–
Employer contribution	598	438	1,439	1,381
Benefit payments	(4,705)	(3,977)	(1,439)	(1,381)
Fair value, end of year	$109,458	$129,464	$ –	$ –
Funded Status				
Funded status over (under), end of year	$(20,921)	$ 12,572	$(23,223)	$(20,301)
Unrecognized transition obligation (asset)	(40)	(55)	–	–
Unrecognized prior service cost	1,416	1,559	–	–
Unrecognized loss (gain)	16,429	(17,516)	6,639	4,410
Net	$ (3,116)	$ (3,440)	$(16,584)	$(15,891)

The following table provides the amounts included in the consolidated balance sheets as of December 27, 2002 and December 28, 2001.

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	2002	2001	2002	2001
Accrued benefit liability	$(9,981)	$(9,282)	$(16,584)	$(15,891)
Other assets	6,865	5,842	–	–
Net	$(3,116)	$(3,440)	$(16,584)	$(15,891)

The components of net periodic benefit cost for the plans for 2002, 2001 and 2000 were as follows:

	Pension Benefits			Postretirement Medical Benefits		
(In thousands)	2002	2001	2000	2002	2001	2000
Service cost – benefits earned during the period	$ 3,450	$ 3,825	$ 3,733	$ 594	$ 493	$ 459
Interest cost on projected benefit obligation	7,961	7,452	6,961	1,378	1,126	1,063
Expected return on assets	(11,445)	(12,139)	(12,086)	–	–	–
Amortization of transition obligation (asset)	(15)	(10)	(3)	–	–	–
Amortization of prior service cost	149	174	220	–	–	–
Amortization of net loss (gain)	(565)	(2,041)	(2,707)	160	–	–
Cost of pension plans which are not significant and have not adopted SFAS No. 87	218	163	130	N/A	N/A	N/A
Net periodic benefit cost (credit)	$ (247)	$ (2,576)	$ (3,752)	$2,132	$1,619	$1,522

The Company's retirement medical plan limits the annual cost increase that will be paid by the Company. In measuring the accumulated postretirement benefit obligation (APBO), the annual trend rate for health care costs was assumed to be 11 percent for 2003, decreasing by one percentage point each year to a constant rate of 5 percent in 2009 and thereafter, subject to the plan's 6 percent annual increase limitation.

Other assumptions used in the measurement of the Company's benefit obligation are shown below:

	Pension Benefits			Postretirement Medical Benefits		
Weighted average assumptions	2002	2001	2000	2002	2001	2000
Discount rate	6.5%	7.0%	7.0%	6.5%	7.0%	7.0%
Expected return on assets	9.0%	9.0%	9.0%	N/A	N/A	N/A
Rate of compensation increase	3.3%	3.8%	3.6%	N/A	N/A	N/A

At December 27, 2002, a one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 28	$ (174)
Effect on the health care component of the accumulated postretirement benefit obligation	212	(1,567)

K. Commitments and Contingencies

Lease Commitments. Aggregate annual rental commitments under operating leases with noncancelable terms of more than one year were $4,039,000 at December 27, 2002, payable as follows:

(In thousands)	Buildings	Vehicles & Equipment	Total
2003	$ 776	$1,173	$1,949
2004	694	652	1,346
2005	141	234	375
2006	140	105	245
2007	105	19	124
Thereafter	–	–	–
Total	$1,856	$2,183	$4,039

Total rental expense was $1,774,000 for 2002, $2,416,000 for 2001 and $2,499,000 for 2000.

Other Commitments. The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year. The Company estimates that the maximum commitment amount under such agreements does not exceed $9,000,000. In addition, the Company could be obligated to perform under standby letters of credit totaling $3,100,000 at December 27, 2002. The Company has also guaranteed the debt of its subsidiaries for up to $18,500,000.

Contingencies. The Company is party to various legal proceedings arising in the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the Company's consolidated results of operations or its financial position.

L. Acquisition

On March 19, 2001, the Company purchased ASM Company, Inc. (ASM) for $16 million cash. ASM manufactures and markets spray tips, guns, poles and other accessories for the professional painter, and had sales of approximately $11 million in 2000.

The Company used the purchase method to account for the acquisition. Based on the results of an independent appraisal, the purchase price was allocated to net tangible assets of $4 million (net of assumed liabilities totaling $2 million), identifiable intangible assets of $3 million and goodwill of $9 million. Identifiable intangible assets include patents, proprietary technologies, trade names, trademarks, customer list and a noncompete agreement. Identifiable intangibles have been amortized on a straight-line basis, with useful lives ranging from 2 to 10 years.

M. Subsequent Event – Repurchase of Common Stock

During March 2003, the Company repurchased 2.2 million shares of its common stock for $54.8 million from David A. Koch, a current Board member, and former Chairman and Chief Executive Officer of the Company, his wife, and a family trust and family foundation. The Company used available cash balances to fund the repurchase.

RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the accuracy, consistency, and integrity of the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, where necessary, include estimates based upon management's informed judgment.

In meeting this responsibility, management believes that its comprehensive systems of internal control provide reasonable assurance that the Company's assets are safeguarded and transactions are executed and recorded by qualified personnel in accordance with approved procedures. Internal auditors periodically review these accounting and control systems. Deloitte & Touche LLP, independent certified public accountants, are retained to audit the consolidated financial statements and express an opinion thereon. Their opinion is included below.

The Audit Committee of the Board is responsible for providing independent, objective oversight of the Company's accounting functions and internal controls. In performing its oversight function, the Audit Committee has relied upon advice and information which it has received in its discussions with the Company's management and independent auditors.

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Graco Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Graco Inc. and Subsidiaries (the Company) as of December 27, 2002 and December 28, 2001 and the related consolidated statements of earnings, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 27, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graco Inc. and Subsidiaries as of December 27, 2002 and December 28, 2001 and the results of their operations and cash flows for each of the three years in the period ended December 27, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Minneapolis, Minnesota
January 20, 2003
(March 19, 2003 as to Note M)

TEN YEAR FINANCIAL SUMMARY

Graco Inc. and Subsidiaries

(In thousands, except per share amounts and other statistics)	2002	2001	2000
Operations:			
Net Sales	$487,048	$472,819	$494,373
Gross Profit	250,158	234,762	250,852
Percent of Sales	51.4%	49.7%	50.7%
Operating Earnings	112,846	100,182	111,242
Percent of Sales	23.2%	21.2%	22.5%
Net Earnings	75,625	65,266	$70,108
Percent of Sales	15.5%	13.8%	14.2%
Financial Position:			
Current Assets	$240,524	$155,497	$143,742
Current Liabilities	80,214	73,253	81,841
Working Capital	160,310	82,244	61,901
Property, Plant and Equipment, net	94,953	98,944	83,989
Total Assets	355,850	276,113	238,544
Long-term Debt (including current portion)	-	550	19,360
Shareholders' Equity	245,406	173,740	110,855
Capital (long-term debt plus shareholders' equity)	245,406	174,290	130,215
Cash Provided (Used) By:			
Operations	$ 95,673	$89,181	$82,209
Investing (excluding marketable securities)	(11,958)	(45,885)	(9,678)
Financing	(5,660)	(28,641)	(68,558)
Other Data:			
Depreciation and Amortization	$ 18,080	$18,494	$15,452
Property, Plant and Equipment Additions	12,253	30,203	14,523
Per Common Share: (1)			
Basic Net Earnings	$1.59	$1.41	$1.54
Diluted Net Earnings	1.57	1.38	1.51
Dividends Paid	0.29	0.27	0.25
Shareholders' Equity	5.16	3.72	2.43
Other Statistics:			
Sales Growth	3.0%	-4.4%	9.7%
Return on Average Shareholders' Equity	36.1%	45.9%	80.7%
Return on Average Capital	36.0%	42.9%	53.9%
Long-term Debt/Capital	0.0%	0.3%	14.9%
Current Ratio	3.0	2.1	1.8

(1) All per share data has been restated for the three-for-two stock splits.

(2) *Includes the special one-time dividend of $.53 per share declared December 17,1993.*

1999	1998	1997	1996	1995	1994	1993
$450,474	$440,585	$423,897	$399,356	$394,114	$367,213	$329,002
231,135	219,401	202,988	195,981	189,627	174,011	153,127
51.3%	49.8%	47.9%	49.1%	48.1%	47.4%	46.5%
93,191	76,873	65,473	53,057	45,234	26,389	16,902
20.7%	17.4%	15.4%	13.3%	11.5%	7.2%	5.1%
$59,341	$47,263	$44,716	$36,169	$27,706	15,326	9,493
13.2%	10.7%	10.5%	9.1%	7.0%	4.2%	2.9%
$137,989	$131,320	$156,292	$144,494	$128,482	$143,945	$147,259
78,263	82,966	68,980	80,610	71,583	89,540	99,611
59,726	48,354	87,312	63,884	56,899	54,405	47,648
86,493	96,366	100,180	94,172	76,858	70,040	57,744
236,033	233,702	264,532	247,814	217,833	228,385	216,365
66,910	115,739	7,959	9,920	12,009	32,483	19,480
62,940	9,313	157,509	126,050	103,571	81,851	74,685
129,850	125,052	165,468	135,970	115,580	114,334	94,165
$76,148	$77,109	$36,281	$48,601	$51,710	$8,587	$23,116
(17,833)	(9,761)	(18,119)	(28,980)	(16,812)	(22,407)	(15,383)
(56,255)	(77,519)	(15,201)	(16,353)	(33,564)	(19,926)	(9,150)
$14,701	$13,736	$13,494	$12,658	$11,082	$10,447	$9,292
9,140	11,962	20,109	30,038	19,848	23,100	16,172
$1.30	$0.91	$0.78	$0.62	$0.47	$0.26	$0.17
1.26	0.89	0.76	0.61	0.47	0.26	0.16
0.20	0.20	0.17	0.14	0.13	0.64 (2)	0.10
1.37	0.20	2.74	2.19	1.78	1.40	1.26
2.2%	3.9%	6.1%	1.3%	7.3%	11.6%	2.3%
164.3%	56.7%	31.5%	31.8%	30.3%	19.6%	10.9%
46.6%	32.5%	29.7%	28.8%	24.1%	14.7%	8.7%
51.5%	92.6%	4.8%	7.3%	10.4%	28.4%	20.7%
1.8	1.6	2.3	1.8	1.8	1.6	1.5

QUARTERLY FINANCIAL INFORMATION

(In thousands, except per share amounts)	2000				2001				2002			
Quarter	1	2	3	4	1	2	3	4	1	2	3	4
Net sales	$122,227	$132,768	$123,100	$116,278	$109,814	$130,873	$118,651	$113,481	$107,857	$132,796	$125,832	$120,563
Gross profit	52,129	66,102	62,949	59,672	55,138	64,253	59,156	56,215	55,163	67,141	65,414	62,440
Net earnings	14,975	18,331	18,073	18,729	13,120	18,248	16,760	17,138	15,546	21,516	20,494	18,069
Diluted net earnings per common share[1]	0.32	0.40	0.39	0.40	0.28	0.39	0.35	0.36	0.32	0.44	0.42	0.37
Stock price												
High	$15.17	$15.55	$15.95	$18.45	$19.50	$22.00	$23.51	$26.03	$28.09	$30.49	$26.99	$30.16
Low	12.89	13.33	13.61	13.42	16.23	17.48	18.67	19.26	24.50	25.14	22.90	23.35
Close[2]	12.89	14.45	14.45	18.39	18.67	22.00	20.13	26.03	27.23	25.14	24.80	28.65
Volume (# of shares)	6,798	7,320	3,335	4,356	4,436	6,215	4,584	6,672	6,645	8,077	8,891	7,922

[1] All share and per share data has been restated for the three-for-two stock split declared on May 7, 2002 and distributed on June 6, 2002.

[2] As of last trading day of the calendar quarter.

Graco Common Stock

Graco common stock is traded on the New York Stock Exchange under the ticker symbol "GGG." On December 27, 2002 there were 47,532,677 shares outstanding and 2,285 common shareholders of record, with another estimated 10,750 shareholders whose stock is held by nominees or broker dealers.

GENERAL INFORMATION

Annual Meeting. Shareholders are cordially invited to attend the Annual Meeting, which will be held at 1:00 p.m., May 6, 2003, at Graco's George Aristides Riverside Center, 1150 Sibley Street Northeast, Minneapolis, Minnesota 55413.

Corporate Inquiries. Copies of the Graco Inc. Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statements are available without charge. Requests for financial publications should be addressed to: Graco Inc. Attn: Treasurer, P.O. Box 1441, Minneapolis, Minnesota 55440-1441. Requests can be placed by phone by calling (612) 623-6659.

The above-referenced information may also be obtained by visiting our website at www.graco.com.

Shareholder Inquiries. Questions regarding dividend checks, dividend reinvestment, lost stock certificates, change of address or consolidation of accounts, should be directed to the Company's Transfer Agent and Registrar: Wells Fargo Bank Minnesota, N.A., Shareowner Services, 161 North Concord Exchange Street, South St. Paul, Minnesota 55075-1139. Or call: (800) 468-9716. In Minnesota: (651) 450-4064. Monday-Friday, 7 a.m.-7 p.m. CT.

RETIREES

George Aristides retired from the Board of Directors in November 2002. George joined the Company in 1973 as Corporate Controller, became President and Chief Operating Officer and a member of the Board in 1993 and Chief Executive Officer in 1996. He retired from active management in 2001. During his tenure as leader of Graco, the Company experienced extraordinary earnings growth and became the high-performing business that it is today. His vision, commitment and management discipline have become the benchmark for all of Graco's managers and employees, a legacy that will live on for many years to come.

David A. Koch, Chairman Emeritus, is retiring from the Board of Directors effective May 6, 2003, concluding a 47-year career with Graco. Dave joined the Company in 1956, becoming the President in 1962. He was Chief Executive Officer until 1996 and Chairman of the Board until 2001. Dave is not only an extraordinary business leader, but also a tireless advocate of corporate ethics and responsibility. Dave's leadership over several decades was instrumental in forging Graco's culture as a highly ethical company and good corporate citizen, which will enable Graco to meet the needs of all of its stakeholders well into the 21st century.

Ronald O. Baukol, former Executive Vice President, International Operations, 3M Company, is retiring from the Board of Directors effective May 6, 2003, after 12 years of distinguished service. Ron's business expertise, particularly in the international arena, made him a valuable and trusted advisor to Graco management. His many contributions as a director will continue to benefit the Company, particularly as it pursues its goal of growth outside the United States.

BOARD OF DIRECTORS

Ronald O. Baukol
Retired, formerly Executive Vice
President, International Operations
Minnesota Mining and Manufacturing Company ("3M")

Robert G. Bohn
Chairman, President and Chief Executive Officer,
Oshkosh Truck Corporation

William J. Carroll
President Automotive Systems Group,
Dana Corporation

J. Kevin Gilligan
President and Chief Executive Officer,
Automation and Control Solutions,
Honeywell International

David A. Koch
Chairman Emeritus
Graco Inc.

Lee R. Mitau
Chairman of the Board, Graco Inc.
Executive Vice President and General Counsel,
U. S. Bancorp

James H. Moar
Former Chief Operating Officer,
Tennant Corporation

Martha A.M. Morfitt
President and Chief Executive Officer,
CNS, Inc.

Mark H. Rauenhorst
President and Chief Executive Officer,
Opus Corporation

David A. Roberts
President and Chief Executive Officer,
Graco Inc.

William G. Van Dyke
Chairman, President and Chief Executive Officer,
Donaldson Company, Inc.

MANAGEMENT

David A. Roberts
President and Chief Executive Officer

Dan A. Christian
Vice President and Chief Information Officer

Karen Park Gallivan
Vice President, Human Resources

James A. Graner
Vice President and Controller

Dale D. Johnson
Vice President, Contractor Equipment Division

D. Christian Koch
Vice President, Lubrication Equipment Division

Dan L. Little
Vice President, Manufacturing Technology

David M. Lowe
Vice President and General Manager, European Operations

Robert M. Mattison
Vice President, General Counsel and Secretary

Patrick J. McHale
Vice President, Manufacturing & Distribution Operations

Charles L. Rescorla
Vice President, Industrial/Automotive Equipment Division

William C. Scherer
Vice President, Industrial/Automotive Equipment Division Engineering

Mark W. Sheahan
Vice President and Treasurer

Fred A. Sutter
Vice President, Asia Pacific & Latin America

AMERICAS

CORPORATE HEADQUARTERS
Graco Inc.
Russell J. Gray Technical Center
88 - 11th Avenue Northeast
Minneapolis, Minnesota 55413
(612) 623-6000

MAILING ADDRESS
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-1441

GRACO MINNESOTA INC.
Main Plant
60 - 11th Avenue Northeast
Minneapolis, Minnesota 55413-1894

George Aristides Riverside Center
1112 - 1150 Sibley Street Northeast
Minneapolis, MN 55413

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374

MICHIGAN
Graco Automotive Technology Center
47800 Halyard Drive
Post Office Box 8065C
Plymouth, MI 48170-8065

GRACO SOUTH DAKOTA INC.
3501 North 4th Avenue
Sioux Falls, South Dakota 57104

EUROPE

BELGIUM
European Headquarters
Graco N.V.
Industrieterrein - Oude Bunders
Slakweidestraat 31
3630 Maasmechelen, Belgium

ASIA PACIFIC

JAPAN
Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku,Yokohama 224-0025 Japan

HONG KONG
Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street
Causeway Bay
Hong Kong Special Admin. Region
Hong Kong, P.R.C.

KOREA
Graco Korea Inc.
3rd Floor, Doorim-Building
164-21 Poi-Dong, Kangnam-ku
Seoul, 135-260
Korea

CHINA
Graco Fluid Equipment (Shanghai) Co., Ltd.
Building 14#, 2nd Floor, Section B
No. 11, Xi Ya Road, Waogaoqiao Free Trade Zone
Pudong New Area
Shanghai, P.R.C.

www.graco.com